Profit and Loss

Iggys Place LLC
January 1-July 21, 2025

DISTRIBUTION ACCOUNT	TOTAL
Income	
Gross income	$1,648.95
Sales	436,557.89
Total for Gross income	**$438,206.84**
Services	786.00
Total for Income	**$438,992.84**
Cost of Goods Sold	
Cost of goods sold	$106,284.59
Equipment rental - COGS	291.31
Food and Beverage	10,613.95
Other Costs of Services - COS	-0.90
Supplies & materials - COGS	3,817.35
Total for Cost of goods sold	**$121,006.30**
Merchant account fees	7,482.88
Total for Cost of Goods Sold	**$128,489.18**
Gross Profit	**$310,503.66**
Expenses	
Adjustment	-300.00
Advertising & marketing	$7,278.55
Social media	760.00
Website ads	110.00
Website and Menu Design	737.00
Total for Advertising & marketing	**$8,885.55**
Auto and Transportation	$8,156.59
Fuel	1,507.90
Parking	158.23
Taxis, Uber, and Lyft	105.70
Total for Auto and Transportation	**$9,928.42**
Contributions and donations	100.00
Dues and subscriptions	35.00
General business expenses	0
Bank fees & service charges	2,990.11
Flowers	280.00
Textile Rent	3,447.98
Total for General business expenses	**$6,718.09**
Insurance	8,605.20

Profit and Loss

Iggys Place LLC
January 1-July 21, 2025

DISTRIBUTION ACCOUNT	TOTAL
Legal & accounting services	0
Accounting fees	960.00
Legal fees	2,543.50
Legal & Professional Fees	86.61
Total for Legal & accounting services	**$3,590.11**
Office expenses	$357.98
Office supplies	29.28
Shipping & postage	193.35
Total for Office expenses	**$580.61**
Payroll expenses	0
Payroll fees	738.00
Payroll taxes	46,843.83
Salaries & wages	179,781.13
Total for Payroll expenses	**$227,362.96**
QuickBooks Payments Fees	170.23
Rent	0
Building & land rent	34,899.86
Equipment rental	960.66
Total for Rent	**$35,860.52**
Repairs & maintenance	14,068.86
Taxes paid	0
Business licenses	5,627.00
Sales tax	3,394.86
Total for Taxes paid	**$9,021.86**
Travel	$8.97
Vehicle rental	422.61
Total for Travel	**$431.58**
Uncategorized Expense	7,405.92
Utilities	$7,275.14
Electricity	8,238.99
Phone service	1,166.72
Water & sewer	6,489.67
Total for Utilities	**$23,170.52**
Total for Expenses	**$355,635.43**
Net Operating Income	**-$45,131.77**
Other Income	
Credit card rewards	1.71
Grants	1,766.15
Interest earned	0.01

Profit and Loss

Iggys Place LLC

January 1-July 21, 2025

DISTRIBUTION ACCOUNT	TOTAL
Tips Income	56.70
Total for Other Income	**$1,824.57**
Other Expenses	
Net Other Income	**$1,824.57**
Net Income	**-$43,307.20**

Balance Sheet

Iggys Place LLC

As of July 21, 2025

DISTRIBUTION ACCOUNT	TOTAL
Assets	
Current Assets	
Bank Accounts	
BUS COMPLETE CHK (2018) - 3	2,011.23
Business Advantage Sav - 6061 - 1	48.55
Business Adv Relationship - 3525 - 1	2,590.99
CHASE BUS TOTAL SAV (0306) - 3	100.00
Total for Bank Accounts	**$4,750.77**
Accounts Receivable	
Accounts Receivable (A/R)	
Total for Accounts Receivable	**0**
Other Current Assets	
Payments to deposit	
Total for Other Current Assets	**0**
Total for Current Assets	**$4,750.77**
Fixed Assets	
Fixed Asset Restaurant Equipment	10,059.07
Furniture & fixtures	6,782.08
Tools, machinery, and equipment	1,171.91
Vehicles	8,254.85
Total for Fixed Assets	**$26,267.91**
Other Assets	
Security deposits	17,350.00
Total for Other Assets	**$17,350.00**
Total for Assets	**$48,368.68**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
Credit Cards	
Business Platinum Card® (1002) - 2	802.28
Costco Anywhere Visa® Business Card by Citi (0382) - 4	2,315.11
I. TEPLITSKY (3361) - 3	6,707.06
Total for Credit Cards	**$9,824.45**
Other Current Liabilities	
California Department of Tax and Fee Administration Payable	965.11
Total for Other Current Liabilities	**$965.11**
Total for Current Liabilities	**$10,789.56**

Balance Sheet

Iggys Place LLC

As of July 21, 2025

DISTRIBUTION ACCOUNT	TOTAL
Long-term Liabilities	
Total for Liabilities	**$10,789.56**
Equity	
Retained Earnings	-190,857.83
Net Income	-43,307.20
Opening balance equity	-4,755.85
Partner investments	0
APF Development	$4,000.00
APF - Capital Contributions	272,500.00
Total for APF Development	**$276,500.00**
Total for Partner investments	**$276,500.00**
Total for Equity	**$37,579.12**
Total for Liabilities and Equity	**$48,368.68**

Statement of Cash Flows

Iggys Place LLC

January 1-July 21, 2025

FULL NAME	TOTAL
OPERATING ACTIVITIES	
Net Income	-43,307.20
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	
Business Platinum Card® (1002) - 2	2,672.31
California Department of Tax and Fee Administration Payable	67.80
Costco Anywhere Visa® Business Card by Citi (0382) - 4	-158.24
I. TEPLITSKY (3361) - 3	-193.03
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**$2,388.84**
Net cash provided by operating activities	**-$40,918.36**
INVESTING ACTIVITIES	
Furniture & fixtures	-3,463.46
Security deposits	-7,350.00
Tools, machinery, and equipment	-1,113.05
Net cash provided by investing activities	**-$11,926.51**
FINANCING ACTIVITIES	
Partner investments:APF Development	4,000.00
Partner investments:APF Development:APF - Capital Contributions	51,100.00
Net cash provided by financing activities	**$55,100.00**
NET CASH INCREASE FOR PERIOD	**$2,255.13**
Cash at beginning of period	**$2,495.64**
CASH AT END OF PERIOD	**$4,750.77**